UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14048389

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68767

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BALTRA CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 PARK AVENUE, SUITE 1700
(No. and Street)

NEW YORK (City) NY (State) 10166 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL DEEG (646) 632-3776
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UNTRACT EARLY LLC
(Name – *if individual, state last, first, middle name*)

325 COLUMBIA TURNPIKE SOUTH, ST 202 (Address) FLORHAM PARK (City) NJ (State) 07932 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL DEEG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BALTRA CAPITAL LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISA DANILEY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DA6286328
Qualified in New York County
My Commission Expires July 22, 2017

Signature

Co-President/Co-CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BALTRA CAPITAL LLC

(Formerly known as, Habersham Capital Markets LLC)

Report on Audit of Financial Statement
And Supplementary Report
On Internal Control
December 31, 2013

Statement of Financial Condition Only

Filed pursuant to Rule 17a-5(e)(3) under Securities Exchange Act of 1934 as a Public Document

BALTRA CAPITAL LLC
(Formerly known as, Habersham Capital Markets LLC)

Contents
December 31, 2013

UNTRACHT EARLY LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Independent Auditors' Report

To the Members of
Baltra Capital LLC

We have audited the accompanying statement of financial condition of Baltra Capital LLC (formerly known as, Habersham Capital Markets LLC) (the "Company") as of December 31, 2013, and the related notes to the financial statement, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Baltra Capital LLC (formerly known as, Habersham Capital Markets LLC) as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Untracht Early LLC

Florham Park, New Jersey
February 19, 2014

325 Columbia Turnpike, Suite 202 | Florham Park, New Jersey 07932 P 973.408.6700 F 973.408.9275 www.untracht.com

BALTRA CAPITAL LLC
(FORMERLY KNOWN AS, HABERSHAM CAPITAL MARKETS LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	51,784
Fixed assets, at cost, less accumulated depreciation of $69		2,431
Prepaid expenses and deposits		5,912
Total assets	$	60,127

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	5,864
Due to affiliates		1,254
Total liabilities		7,118
MEMBERS' EQUITY		53,009
Total liabilities and members' equity	$	60,127

The accompanying notes are an integral part of the financial statement.

Note 1. Organization and Description of Business

Baltra Capital LLC (formerly known as, Habersham Capital Markets LLC) (the "Company") is a limited liability company established in Georgia on July 8, 2010 and is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company received approval to operate as a licensed broker-dealer on February 16, 2012.

The Company went through a direct change of ownership that was granted by FINRA on November 4, 2013. On November 8, 2013 Habersham Capital Markets LLC changed its name to Baltra Capital LLC. The Company was headquartered in Atlanta, Georgia but is now headquartered in New York, New York. The Company serves institutional and qualified individual investors seeking investment opportunities in alternative asset classes, mainly hedge fund investments.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. It operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is accordingly exempt from the operating provisions of that rule.

Note 2. Significant Accounting Policies

The following is a summary of the Company's significant accounting policies:

Basis of presentation: The Company follows U.S. Generally Accepted Accounting Principles (U.S. GAAP) as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition.

Cash and cash equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Fixed assets: Fixed assets are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Use of estimates: The preparation of the financial statement in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and is accordingly not subject to federal income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statement.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax penalties and interest, if any, would be accrued as incurred.

Income taxes (continued): Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or liability in the current year. In the normal course of business, the Company is subject to examination by federal, state and local jurisdictions when applicable. The earliest tax years that are subject to examination under the statute of limitations are 2011 for Habersham Capital Markets LLC and 2013 for the Company. Management has determined there are no uncertain income tax positions through December 31, 2013.

Note 3. Related-Party Transactions

The Company has entered into an Expense Sharing Agreement with Baltra Consulting LLC ("Baltra"), an affiliated entity, to whom it pays certain general and administrative expenses. At December 31, 2013 the Company owed Baltra $1,254 pursuant to this agreement. This amount is due without interest and has no fixed date for repayment.

Note 4. Fixed Assets

Fixed assets as of December 31, 2013 consist of:

Equipment	$ 2,500
Less: accumulated depreciation	(69)
Fixed assets, net	$ 2,431

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first 12 months after commencing business as a broker-dealer and 15 to 1 thereafter. At December 31, 2013, the Company had net capital of $44,666, which was $39,666 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.16 to 1.

Note 6. Concentration of Credit Risk

The Company maintains its cash deposits in high-quality financial institutions. Balances at times may exceed federally insured limits. Management regularly monitors the financial condition of the institution in order to keep the potential risk to a minimum.

Note 7. Subsequent Events

The Company's management has evaluated the period from January 1, 2014 through February 19, 2014, the date the financial statement was available to be issued, for subsequent events requiring recognition or disclosure in the financial statement. During this period, the Company received capital contributions from members of $33,000. No additional material subsequent events were identified during this period.

UNTRACHT
EARLY LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Independent Auditors' Report on Internal Control Structure

To the Members of
Baltra Capital LLC

In planning and performing our audit of the financial statement of Baltra Capital LLC (formerly known as, Habersham Capital Markets LLC) (the "Company"), as of December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding the Company's assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

325 Columbia Turnpike, Suite 202 | Florham Park, New Jersey 07932 P 973.408.6700 F 973.408.9275 www.untracht.com

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statement will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding assests that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Untracht Early LLC

Florham Park, New Jersey
February 19, 2014